Exhibit 5.1

Hogan Lovells Cadwalader US LLP Columbia Square 555 Thirteenth Street, NW Washington, DC 20004-1109 T +1 202 637 5600 F +1 202 637 5910 www.hlc.com

July 29, 2026

Board of Directors

Equifax Inc.

1550 Peachtree Street N.W.

Atlanta, Georgia 30309

To the addressees referred to above:

We are acting as counsel to Equifax Inc., a Georgia corporation (the “Company”), in connection with the issuance pursuant to the Indenture, dated as of July 29, 2026 (the “Base Indenture”), as supplemented by the First Supplemental Indenture, dated as of July 29, 2026 (the “Supplemental Indenture” and, together with the Base Indenture, the “Indenture”), in each case, between the Company and U.S. Bank Trust Company, National Association, as trustee (the “Trustee”), of $500,000,000 aggregate principal amount of the Company’s 5.000% Senior Notes due 2029 (the “2029 Notes”) and $500,000,000 aggregate principal amount of the Company’s 5.650% Senior Notes due 2033 (the “2033 Notes” and, together with the 2029 Notes, the “Notes”), and the sale of the Notes pursuant to an Underwriting Agreement, dated July 22, 2026 (the “Agreement”), among the Company and J.P. Morgan Securities LLC, BofA Securities, Inc., Truist Securities, Inc. and Wells Fargo Securities, LLC, as representatives of the several underwriters named therein, and pursuant to the Company’s automatic shelf registration statement on Form S-3 ASR (File No. 333-295211) filed with the Securities and Exchange Commission on April 21, 2026 (the “Registration Statement”). This opinion letter is furnished to you at your request to enable you to fulfill the requirements of Item 601(b)(5) of Regulation S K, 17 C.F.R. § 229.601(b)(5), in connection with the Registration Statement.

For purposes of this opinion letter, we have examined copies of such agreements, instruments and documents as we have deemed an appropriate basis on which to render the opinion hereinafter expressed. In our examination of the aforesaid documents, we have assumed the genuineness of all signatures, the legal capacity of all natural persons, the accuracy and completeness of all documents submitted to us, the authenticity of all original documents, and the conformity to authentic original documents of all documents submitted to us as copies (including pdfs and conformed copies provided through the EDGAR System of the U.S. Securities and Exchange Commission). As to all matters of fact, we have relied on the representations and statements of fact made in the documents so reviewed, and we have not independently established the facts so relied on. This opinion letter is given, and all statements herein are made, in the context of the foregoing.

Hogan Lovells Cadwalader US LLP is a limited liability partnership registered in the state of Delaware. “Hogan Lovells Cadwalader” is an international legal practice that includes Hogan Lovells Cadwalader International LLP and Hogan Lovells Cadwalader US LLP, with offices in: Alicante Amsterdam Baltimore Beijing Berlin Birmingham Boston Brussels Charlotte Colorado Springs Denver Dubai Dublin Dusseldorf Frankfurt Hamburg Hanoi Ho Chi Minh City Hong Kong Houston London Los Angeles Luxembourg Madrid Mexico City Miami Milan Minneapolis Monterrey Munich New York Northern Virginia Paris Philadelphia Riyadh Rome San Francisco São Paulo Shanghai Silicon Valley Singapore Tokyo Washington, D.C. Associated Offices: Jakarta Shanghai FTZ. Business Services Centers: Johannesburg Louisville. For more information see www.hlc.com.

Equifax Inc.	- 2 -	July 29, 2026

For purposes of this opinion letter, we have assumed that (i) each party to the Indenture has all requisite power and authority under all applicable law and governing documents to execute, deliver and perform its obligations under the Indenture, and each such party has complied with all legal requirements pertaining to its status as such status relates to its rights to enforce the Indenture against the Company; (ii) each such party has duly authorized and, except with respect to the Company to the extent governed by New York law, executed and delivered the Indenture; (iii) each party to the Indenture is validly existing and in good standing in all necessary jurisdictions (and the name, and the descriptions of the form and jurisdiction of organization, of each entity contained in the Indenture and in this opinion letter are accurate in all respects); (iv) each of the Indenture constitutes a valid and binding obligation, enforceable against each of such other parties other than the Company in accordance with its terms; (v) there has been no mutual mistake of fact or misunderstanding, or fraud, duress or undue influence, in connection with the negotiation, execution or delivery of the Indenture, and the conduct of all parties to the Indenture has complied with any requirements of good faith, fair dealing and conscionability; and (vi) there are and have been no agreements or understandings among the parties, written or oral, and there is and has been no usage of trade or course of prior dealing among the parties (and no act or omission of any party), that would, in any such case, define, supplement, modify or qualify the terms of the Indenture. We have also assumed the validity and constitutionality of each relevant statute, rule, regulation and agency action covered by this opinion letter.

This opinion letter is based as to matters of law solely on the applicable provisions of the laws of the State of New York (but not including any laws, statutes, ordinances, administrative decisions, rules or regulations of any political subdivision below the state level), as currently in effect. We express no opinion herein as to any other laws, statutes, ordinances, rules or regulations (and in particular, we express no opinion as to any effect that such other laws, statutes, ordinances, rules or regulations may have on the opinion expressed herein).

Based upon, subject to and limited by the foregoing, we are of the opinion that, following (i) receipt by the Company of the consideration for the Notes specified in the Agreement, and (ii) the due execution, authentication, issuance and delivery of the Notes pursuant to the terms of the Indenture, the Notes will constitute valid and binding obligations of the Company.

The opinion expressed above with respect to the valid and binding nature of obligations may be limited by bankruptcy, insolvency, reorganization, receivership, moratorium or other laws affecting creditors’ rights and remedies (including, without limitation, the effect of statutory and other law regarding fraudulent conveyances and fraudulent, preferential or voidable transfers) and by the exercise of judicial discretion and the application of principles of equity, good faith, fair dealing, reasonableness, conscionability and materiality (regardless of whether the Notes are considered in a proceeding in equity or at law), including, without limitation, principles limiting the availability of specific performance and injunctive relief.

This opinion letter has been prepared for use in connection with the filing by the Company of a Current Report on Form 8-K, which Form 8-K will be incorporated by reference in the Registration Statement, and speaks as of the date hereof. We assume no obligation to advise of any changes in the foregoing subsequent to the delivery of this opinion letter.

We hereby consent to the filing of this opinion letter as Exhibit 5.1 to the above-described Form 8-K and to the reference to this firm under the caption “Legal Matters” in the prospectus dated July 22, 2026 that forms a part of the Registration Statement. In giving this consent, we do not thereby admit that we are an “expert” within the meaning of the Securities Act of 1933, as amended.

Very truly yours,

/s/ HOGAN LOVELLS CADWALADER US LLP

HOGAN LOVELLS CADWALADER US LLP